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09058953

AB 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-45657

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **BBVA Investments, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
5075 Westheimer Rd., Suite 604E
(No. and Street)
Houston, TX 77056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Salvador Puente **713-341-8232**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte and Touche LLP
(Name - *if individual, state last, first, middle name*)
1111 Bagby Street, Suite 4500 **Houston** **TX** **77002-4196**
(Address) (City) (State) (Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

BB 3/17

AFFIRMATION

I, Salvador Puente, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BBVA Investments, Inc. (the "Company") for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

FEB·26·2009

Signature Date

PATRICIA CORTES RUBIO
Notary Public,
State of Texas
Comm. Exp. 06-14-12

Signed before me on 02-26-2009

Treasurer and Financial Operations Principal
Title

BBVA INVESTMENTS, INC.

TABLE OF CONTENTS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Suite 4500
1111 Bagby Street
Houston, TX 77002-4196
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
BBVA Investments, Inc.

We have audited the accompanying statement of financial condition of BBVA Investments, Inc. (the "Company") as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BBVA Investments, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g), (h) and (i) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2009

BBVA INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS	$ 9,522,347
DEPOSITS HELD BY CLEARING BROKERS — Restricted	368,201
TEMPORARY INVESTMENT	5,080,314
COMMISSIONS RECEIVABLE FROM CLEARING BROKERS	295,689
RECEIVABLE FROM RELATED PARTY	8,200
ACCOUNTS RECEIVABLE	728,563
PROPERTY AND EQUIPMENT — Net	542,686
DEFERRED TAX ASSET — Net	637,459
OTHER ASSETS	5,572
TOTAL	$17,189,031

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 224,174
Payable to clearing brokers	30,842
Taxes payable	214,380
Bonuses payable	1,551,007
Total liabilities	2,020,403
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value — 2,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	1,885,674
Retained earnings	13,282,854
Total stockholder's equity	15,168,628
TOTAL	$17,189,031

The accompanying notes are an integral part of these financial statements.

BBVA INVESTMENTS, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Commissions	$ 9,879,694
Structured note commissions	3,148,449
Account management fees	1,261,647
Interest income	219,309
Other income	2,027
Total revenues	14,511,126
EXPENSES:	
Employee compensation and benefits	5,500,256
Floor brokerage and clearing	393,567
Professional fees	200,884
Occupancy	515,001
Travel and entertainment	871,453
Communication	594,848
Depreciation	219,392
Other expenses	284,887
Total expenses	8,580,288
INCOME BEFORE INCOME TAXES	5,930,838
PROVISION FOR INCOME TAXES	2,129,669
NET INCOME	$ 3,801,169

The accompanying notes are an integral part of these financial statements.

BBVA INVESTMENTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2008	$ 100	$ 1,885,674	$ 9,481,685	$ 11,367,459
Net income			3,801,169	3,801,169
BALANCE — December 31, 2008	$ 100	$ 1,885,674	$ 13,282,854	$ 15,168,628

The accompanying notes are an integral part of these financial statements.

BBVA INVESTMENTS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,801,169
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	219,392
Amortization of investments	(80,267)
Deferred income taxes	(380,203)
Change in operating assets and liabilities:	
Deposits held by clearing brokers — restricted	(1,651)
Commissions receivable from clearing brokers	619,029
Receivable from related party	48,971
Accounts receivable	203,492
Other assets	339,504
Accounts payable and accrued expenses	(83,495)
Payable to clearing brokers	(12,655)
Taxes payable	(187,354)
Bonuses payable	(1,397,882)
Net cash provided by operating activities	3,088,050
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(210,329)
Purchase of commercial paper under 90 days	(20,123,049)
Maturity of commercial paper under 90 days	15,123,000
Net cash used in investing activities	(5,210,378)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,122,328)
CASH AND CASH EQUIVALENTS:	
Beginning of year	11,644,675
End of year	$ 9,522,347
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Income taxes paid	$ 2,282,631

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The Company — BBVA Investments, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated under the laws of the state of New York on January 11, 1993. The Company is 100% owned by Compass Bank ("Compass"), which is ultimately a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"). The Company's primary business is brokerage of non-Mexican securities to Mexican customers and affiliates of Compass and Mexican securities to U.S. institutional customers.

General — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis and forwards all transactions to a clearing broker ("Clearing Broker").

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the financial statement date and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from those estimates.

Revenues — Commissions earned are related to customer's trading volume and dollar amounts of the trades. Commissions and relating clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company's securities transactions are settled by the Clearing Brokers.

Structured note commissions represent commissions earned on the placement of structured notes for customers. Account management fees are earned for maintaining customers' accounts and are based on the customer's average balance.

Cash and Cash Equivalents — Cash and cash equivalents include cash and all highly-liquid investments with original maturities of three months or less when purchased.

Property and Equipment — Property and equipment are stated at cost, net of accumulated depreciation and depreciated using the straight-line method. Furniture and fixtures are depreciated over a five-year period and computer equipment is depreciated over a three-year period. Leasehold improvements are depreciated over the lesser of the related lease terms or the estimated useful lives. Cost of maintenance and repairs is charged to expense. Cost and accumulated depreciation are removed from the accounts when assets are sold or retired, and the resulting gains and losses are included in operations.

Income Taxes — The Company's revenues and expenses are included in the consolidated tax return filed by Compass. The Company's tax calculations are made as if the Company prepared a separate tax return. Additionally, the Company records a tax benefit for net operating losses, if it is more likely than not, that such losses can be utilized in the consolidated return.

Deferred income tax assets and liabilities are computed annually for the differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Fair Value of Financial Instruments — Due to their short-term nature, the carrying amounts of the Company's cash, deposits held by clearing brokers, and temporary investment approximate their fair value.

2. RELATED PARTY TRANSACTIONS

Referral fees of $93,376 and commission income of $ 39,947 were earned for services provided to Compass and other related parties.

The Company's activities are substantially governed by Compass, and the Company receives financial and administrative support from other related parties. Therefore, the financial condition and results of operations may not necessarily be indicative of those which would have resulted if the Company had been operated as an unaffiliated entity.

3. DEPOSITS HELD BY CLEARING BROKER

Under the terms of the clearing agreements between the Company and the Clearing Brokers, the Company is required to maintain a certain level of cash or securities on deposit with the Clearing Brokers. Should the Clearing Brokers suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the Clearing Brokers. The Company has funds invested in a money market account on deposit with the Clearing Brokers to meet this requirement. As of December 31, 2008, there were no amounts owed to the Clearing Brokers by these customers.

4. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment as of December 31, 2008:

	Estimated Useful Life (In Years)	
Furniture and fixtures	5	$ 281,708
Computer equipment	3	785,117
Leasehold improvements	5	576,465
		1,643,290
Less accumulated depreciation		(1,100,604)
Property and equipment — net		$ 542,686

5. COMMITMENTS AND CONTINGENCIES

Lease Agreements — The Company is committed with a related party under a sub-lease agreement for office space which expires in 2012. Approximate future minimum rentals under this lease is as follows:

Years Ending	
2009	$ 355,498
2010	355,498
2011	355,498
2012	309,415
	$ 1,375,909

Office rent expense for the year ended December 31, 2008, was $ 421,970.

Employee Benefit Plan — The Company maintains a 401(k) plan whereby eligible employees may contribute up to 17% of their gross compensation (subject to Internal Revenue Code limitations). The Company matches 50% of each participant's contribution up to 6% of such participant's compensation. Contributions to this plan were $ 101,169 for the year ended December 31, 2008.

Other Risks of Loss — During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ("Rule"), which requires the maintenance of a minimum net capital, as defined under such rule. This Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $13,175,025; which was $13,040,331 in excess of the minimum requirement of $134,694. The Company's aggregate indebtedness to net capital ratio was .15 to 1.

The Company is exempt from the possession, control and reserve requirements under paragraph (k)(2)(11) of Rule 15c3-3 as the Company is an introducing broker and dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker and dealer. The Company promptly transmits all customer funds and securities to the clearing brokers and dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing brokers and dealers.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2008, was as follows:

Current:	
Federal	$2,446,823
State	63,049
	2,509,872
Deferred:	
Federal	(371,687)
State	(8,516)
	(380,203)
	$2,129,669

The significant components of the deferred tax asset, which is included in other assets, are as follows at December 31, 2008:

Long-term compensation accrual	$ 545,644
Property and equipment — net	75,746
Other	16,069
Deferred tax asset	$ 637,459

Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate to pretax income as a result of the following:

Tax at U.S. statutory rate	$2,075,793
State taxes — net of federal benefit	35,446
Other	18,430
	$2,129,669

The Company accounts for its uncertain tax positions under the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). The Company has no liability as of December 31, 2008 and does not expect any significant changes in this liability in the next 12 months. As discussed in Note 1, the Company's revenues and expenses are included in the consolidated federal income tax return of Compass. The Company files separate income tax returns in various state jurisdictions; the returns are not open to examination for the years prior to 2004.

The Company classifies interest and penalties related to unrecognized tax benefits as a component of other expense in the Company's statement of income.

8. CONCENTRATION OF CREDIT RISK AND OFF-BALANCE-SHEET RISK

The Company has cash deposited in financial institutions that, at times, exceeds the federally insured amount of $100,000. Management believes that the risk of loss is minimal.

The Company is engaged in various securities brokerage activities serving a diverse group of institutional investors in the United States and retail investors in Mexico. All of the Company's customer securities transactions are executed on a fully disclosed basis through the Clearing Brokers. Pursuant to the terms of the agreements between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has market risk on its customers' buy and sell transactions. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities. The risk of default depends on the creditworthiness of the institutional customers. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company and the Clearing Brokers perform extensive due diligence with respect to each customer accepted to minimize the Company's risk. As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company has recorded no liabilities with regard to the right. During 2008, the Company was not required to pay the Clearing Brokers any amounts for these guarantees.

The Company is further exposed to credit risk for commissions receivable from the Clearing Brokers. Such credit risk is generally limited to the amount of the prior month's commissions receivable.

9. SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2008. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2008.

* * * * * *

SUPPLEMENTAL SCHEDULES

BBVA INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

Stockholder's equity		$15,168,628
Deduct:		
Nonallowable assets		
Property and equipment — net	542,686	
Receivable from related party	8,200	
Accounts receivable and other assets	1,371,694	
Total nonallowable assets	1,922,580	
Net capital before haircuts on securities position		13,246,048
Haircut on money market fund	7,364	
Other haircut	63,659	71,023
Net capital		13,175,025
Computation of net capital requirement pursuant to SEC Rule 15c3-1 — Aggregate indebtedness (total liabilities)	2,020,403	
Minimum net capital requirement (the greater of 6–2/3% of aggregate indebtedness or $100,000)		134,694
Net capital in excess of minimum requirements		$13,040,331
Ratio of aggregate indebtedness to net capital		0.15

There is a difference of $5,154 between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited PART IIA FOCUS Report as of December 31, 2008. The reason for said difference is a result of the recording of additional expense of $32,740 related to an Intercompany Agreement. In addition, the recording of an adjustment to deferred taxes resulted in an increase in the aggregate indebtedness of $5,154. The correct Minimum Net Capital Requirement is $245 more than originally stated.

BBVA INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

BBVA INVESTMENTS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
Suite 4500
1111 Bagby Street
Houston, TX 77002-4196
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

February 26, 2009

BBVA Investments, Inc.
Houston, Texas

In planning and performing our audit of the financial statements of BBVA Investments, Inc. (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 26, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours Truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu

BBVA Investments, Inc.

(S.E.C. I.D. No. 8-45657)

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2008,
Independent Auditors' Report and Supplemental
Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a **PUBLIC** Document